ALTAGAS LTD.
(The “Corporation”)

EXHIBIT TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2022

For the twelve-month period ended December 31, 2022:

(a)The consolidated net income attributable to owners of the parent before interest expense on short-term and long-term debt and income taxes of the Corporation was $903 million; and

(b)Interest expense of the Corporation on short-term and long-term debt, including preferred share dividends was $369 million.

The Corporation’s earnings coverage ratio (i.e. the number determined by dividing the amount set out in paragraph (a) above by the amount set out in paragraph (b) above) for the twelve months ended December 31, 2022 was 2.4.